March 14, 2022

Via Edgar Transmission Mr. Eric Envall Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted February 4, 2022 CIK No. 0001881472

Dear Mr. Envall:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 10, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement submitted February 4, 2022

Risk Factors, page 12
1.	We note your disclosure on pages F-16 and F-36 of ten percent or greater customers. Please add a risk factor describing the risks associated with your substantial customer concentration and the extent to which these risks are exacerbated because of your dependence on different customers in different periods.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 4 and 14 to reflect the risk associated with our substantial customer concentration and the extent to which these risks are exacerbated because of the dependence on different customers in different periods.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region..., page 25
2.	Please revise the heading of this risk factor to clarify that your Hong Kong subsidiaries represent substantially all of your business.
Response: We respectfully advise the Staff that we have updated the disclosure on pages 5 and 26 to clarify that our Hong Kong subsidiaries represent substantially all of our business.
Investors may have difficulty enforcing judgments against us, our directors and management, page 30
3.	Please revise this risk factor to disclose that your directors are located in Hong Kong and describe the difficulties enforcing any judgments against your directors.
Response: We respectfully advise the Staff that we have updated the disclosure on pages 6, 30 and 31.
Success Fees, page 109
4.	Please describe what you mean by the term "any transaction" in this section and clarify the scope of transactions that are subject to success fees.
Response: We respectfully advise the Staff that we have updated the disclosure on page 110 to clarify the scope of transactions that are subject to success fees.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(852) 3577 8770

March 14

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated March 10, 2022, Magic Empire Global Limited (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAGIC EMPIRE GLOBAL LIMITED

By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

3